FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 17, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1:               Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing               Signet Group plc
shares to which voting rights are attached:

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights                                         x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation:    Capital Group International, Inc

4. Full name of shareholder(s) (if different from 3.)

5. Date of the transaction and date on which the threshold is                 15 August 2007
crossed or reached:

6. Date on which issuer notified:                                             16 August 2007

7. Threshold(s) that is/are crossed or reached:                                     8%

8. Notified details:

A: Voting rights attached to shares

Class/type of   Situation previous to the Resulting situation after the triggering transaction
shares          Triggering transaction
                Number of    Number of    Number of shares      Number of voting     % of voting rights
if possible     Shares       Voting                             rights ix
using the                  Rights viii  Direct   Indirect     Direct   Indirect xi Direct    Indirect
ISIN CODE                                                     x

Ordinary      136,878,328  136,878,328           134,496,728           134,496,728           7.8868%
Shares

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial     Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument            xiii            Period/ Date xiv          that may be acquired if    rights
                                                                the instrument is
                                                                exercised/ converted.
N/A

Total (A+B)

Number of voting rights                             % of voting rights

134,496,728                                         7.8868%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

                                                                    Number of shares           Percent of
                                                                                              outstanding

Capital Group International Inc. ("CGII") holdings                       136,878,328               8.027%

Holdings by CGII Management Companies and Funds:

Capital Guardian Trust Company                                             7,978,060               0.468%
Capital International Limited                                             92,981,832               5.452%
Capital International S.A.                                                16,809,410               0.986%
Capital International, Inc.                                               16,727,426               0.981%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Identity of the notifier

Full name:         Mark Andrew Jenkins - Group Company Secretary
Contact address:   Signet Group plc, 15 Golden Square, London, W1F 9JG
Phone number:      0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   August 17, 2007